[ScanSource, Inc. Letterhead]

April 14, 2011

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention: Craig Wilson

Re:	ScanSource, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed August 26, 2010

Form 10-Q for the Fiscal Quarter Ended September 30, 2010 Filed November 3, 2010

File No. 000-26926

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated March 18, 2011 (the “Staff’s Letter”) from Craig Wilson of the staff of the United States Securities and Exchange Commission (the “Staff”) to Michael L. Baur, the Chief Executive Officer of ScanSource, Inc. (the “Company”), relating to the above-referenced Form 10-K filed on August 26, 2010 (the “2010 Annual Report”) and the above-referenced 10-Q filed on November 3, 2010 (the “Quarterly Report”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s Letter.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 1. Business

Vendors, page 3

1. We refer to prior staff comment letters relating to the review of your Form 10-K for the fiscal year ended June 30, 2008 and note that Motorola and Avaya each continue to constitute more than 10% of your net sales. While you have provided some disclosure in your Form 10-K for the fiscal year ended June 30, 2010 of some of the provisions of your agreements with Motorola and Avaya, we would expect to see a more robust description, perhaps focusing on the scope, term and termination provisions. Please advise.

April 14, 2011

Response: In response to the Staff’s comment letter in connection with its review of the Company’s Form 10-K for the fiscal year ended June 30, 2008 (“2008 Annual Report”), the Company provided in its last two Form 10-K’s detailed disclosure of the terms of its vendor agreements and filed both the Motorola and Avaya agreements covering the United States. In addition, in response to the Staff’s comment letter with respect to the 2008 Annual Report, the Company included in its last two Form 10-K’s a risk factor that contains significant disclosure with respect to its vendor agreements. The description of the vendor agreements in the 2010 Annual Report would generally apply to the Company’s Avaya and Motorola agreements. It is important to note that certain provisions of the Motorola and Avaya agreements are subject to an Order Granting the Company Confidential Treatment.

Notwithstanding the foregoing, the Company proposes to provide the following additional disclosure with respect to the scope, term and termination of the Avaya and Motorola agreements in its Form 10-K for the year ending June 30, 2011:

“The Company has three non-exclusive distribution agreements with Motorola. One agreement covers sales of Motorola hardware and software products in North and South America, another agreement covers sales of Motorola hardware and software products in Europe, the Middle East and Africa, and another agreement covers sales of wireless products in Europe. The Motorola agreements each have a one year term that automatically renews for additional one year terms, and either party may terminate the agreement upon 30 days and 90 days notice, respectively, to the other party.

The Company also has two non-exclusive distribution agreements with Avaya. One agreement covers the distribution of Avaya products in the United States and the other agreement covers distribution of Avaya products in the United Kingdom and certain portions of continental Europe. In addition, the Avaya agreements provide separate authorizations for the Avaya Enterprise Communications Group (“ECG”) and Avaya Small to Medium Business (“SMB”) product lines. The Avaya agreements have a one year term that automatically renews for additional one year terms if not terminated by either party upon 180 days or 90 days notice, respectively, to the other party.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

2. In future filings, please consider enhancing your overview to provide insight into material opportunities, challenges and risks that your executives are most focused. For example, in your fourth quarter earnings call, you discussed the challenges presented by continuing product shortages and longer lead times. We also note that in your attempt to grow your markets you have invested in new initiatives including investments in new geographic markets of Europe and Latin America, increased marketing efforts to recruit resellers, enhancements of employee benefit plans to retain employees, and strategic acquisitions in both the North American and International distribution segments. For guidance, see Section III.A of SEC Release No. 33-8350.

April 14, 2011

Response: We acknowledge the Staff’s comment and we will consider in future filings enhancing our overview of Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide insight into the material opportunities, challenges, and risks that our executives are most focused on.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2010 and 2009

Net Sales

Internal Distribution, page 22

3. We note your disclosure here and on page 26 of changes on a constant exchange rate basis. Please tell us how you considered presenting the amounts in constant currency, describing the process for calculating the constant currency amounts and the basis of presentation. See Question 104.06 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Response: As the Company has operations in countries in which functional currencies differ from the U.S. dollar denominated reporting currency, the Company has traditionally disclosed the constant currency percentage change in sales against prior reporting periods to augment the required percentage change in sales disclosure, as the Company has determined that this information gives the reader better insight as to the effect of changes in underlying foreign currencies as they relate to the reported net sales. Whenever we disclose the impact of constant currency explanations for income statement items, we calculate the change driven by foreign currency translation as the difference from translating the current reporting period at the previous reporting period’s average exchange rate and the current reporting period at the current reporting period’s average exchange rate. We disclose constant currency fluctuations as a percentage change in the net sales of our International Distribution segment to give better insight into changes in our volume on a more comparable basis to the users of our financial statements.

In future filings, we will enhance our disclosures to include the dollar impact of changes in foreign currency translation in the sales of our International Distribution segment.

Liquidity and Capital Resources, page 31

4. We note that your cash and cash equivalents balance has materially decreased at June 30, 2010 compared with the prior year. While we note that accounts receivable and inventories have both significantly increased, it is not readily apparent what other significant factors contributed to the decrease. Please tell us the reasons and factors causing the increases in accounts receivable and inventory. Explain how the increase in inventory is attributable, in part, “to managing product constraints with certain vendors throughout the year.” Further, please tell us the reasons for the significant decline in cash. Where there are any material trends, events or uncertainties related to these changes, tell us how you considered both disclosure of the causes for the changes and disclosure of the reasonably likely impact on future financial results and financial position. See Item 303(a)(1) of

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Regulation S-K and Commission Release No. 33-8350, Section IV. “Liquidity and Capital Resources.”

Response: The large fluctuation in cash is primarily driven by the pervasive impact that the global recession had on the Company, our customers, our vendors and their suppliers as well as strategic decisions made by the Company in response to the recession.

When the recession began in late calendar 2008, end user demand for many of our products decreased, as evidenced by decreased sales in fiscal year 2009. Accordingly, our receivables decreased, and we began purchasing at lower levels. These factors, along with a strategic decision to draw $75 million on the Company’s line of credit to have cash readily available due to the general concerns with the credit markets and related financial systems late in calendar 2008, contributed to a significantly higher cash balance for us at June 30, 2009. Additionally, in fiscal year 2009, some of our vendors experienced issues in their supply chains from reduced capacity in some of their vendors, which led to increased lead times on our purchase orders. These product constraints further contributed to decreased inventory levels and increased cash on hand at the end of fiscal year 2009.

As the global economic environment improved in fiscal year 2010, the Company no longer needed to strategically have a minimum amount of cash on hand, and end user demand for our products had a favorable impact on our sales. Thus, our accounts receivable balance and inventory purchasing activity increased significantly from June 30, 2009. Furthermore, the Company made a strategic decision to increase purchasing activity beyond our immediate needs in light of known product constraints in our vendors’ supply chains and to strategically position our inventory levels to accommodate anticipated customer orders. As a result, the Company shifted its working capital position from largely invested in cash in fiscal 2009 to inventory, accounts receivable and trade payables in fiscal 2010. Outside of the impact of the global recession in fiscal 2009, there were no other material trends, events or uncertainties driving the decrease in our cash position.

5. Tell us the amount of investments held by foreign subsidiaries that are considered to be retained indefinitely for reinvestment as of June 30, 2010, subject to potential U.S. income tax on repatriation. Tell us how you considered disclosure of the amount and impact of foreign investment on future liquidity noting that these investments are not presently available to fund domestic operations or acquisitions without paying a significant amount of taxes upon their repatriation.

Response: As of June 30, 2010, the Company had approximately $33.4 million of undistributed earnings of foreign subsidiaries, of which $7.2 million of those undistributed earnings was invested in cash in our foreign operations. The Company has no plans to repatriate these funds due to the fact that the cash is required for working capital needs in our foreign subsidiaries and the U.S. parent company’s cash needs can be met with its own cash on hand or by local borrowing. As of our prior year end, we held $27.2 million in cash in the United States, along with $355 million in working capital. Due to the cash and working capital levels maintained in the United States along with access to the Company’s $250 million revolving credit facility as of June 30, 2010, the Company determined our domestic liquidity needs were

April 14, 2011

fully met. The Company did not consider this to be material for disclosure in the 2010 Annual Report.

Item 8. Financial Statements and Supplementary Data

Consolidated Income Statements, page 39

6. In view of your service offerings, please tell us why your statement of operations does not separately disclose service revenues and cost of service revenues pursuant to Rules 5- 03.1 and 2 of Regulation S-X, respectively. Support their inapplicability to us in quantified detail for the fiscal year ended June 30, 2010 and quarterly periods ended September 30, 2010 and December 31, 2010.

Response: Historically, we have not separately disclosed service revenues and cost of services, as we do not consider them to be material to our financial statements. We do review the materiality of service revenues and related costs on a quarterly basis and consider the need for separate disclosure in our financial statements. For the three periods referenced in the Staff’s letter, services revenues did not exceed 1.5% of consolidated net sales, and corresponding cost of services did not exceed 0.5% of consolidated net sales.

Note (2) Summary of Significant Accounting Policies and Accounting Standards Recently Issued

Use of Estimates

(b) Inventory Reserves, page 43

7. We note your disclosure regarding management’s determination of an inventory reserve to reduce inventories to the lower of cost or market. Please clarify how your accounting method establishes a new cost basis for your inventory and how it complies with ASC 330-10-35-1 and 3 5-2. Additionally, please describe, in further detail, your accounting for sales of specifically reserved inventory, including your accounting for the inventory reserve as these sales occur and whether any changes in facts and circumstances previously resulted in the restoration of inventory value. See ASC 330-10-S99-2.

Response: As indicated in our footnote disclosures, the Company determines the appropriate level of inventory reserves required to reduce inventories to the lower of cost or market based principally on the effects of technological changes, quantities of goods on hand, and other factors. These reserves are based upon the Company’s best estimates of the market value, less cost to dispose, of products whose value is determined to be impaired. The estimates used to calculate these reserves are applied consistently. The adjustments are recorded in the period in which the loss of utility of the inventory occurs, which establishes a new cost basis for the inventory. This new cost basis is maintained until such time that the reserved inventory is disposed of, returned to the vendor or sold.

To the extent that specifically reserved inventory is sold, cost of goods sold is expensed for the new cost basis of the inventory sold. Therefore, the established inventory reserve for the product is relieved. Hence, the inventory reserve balance is maintained only for impaired

April 14, 2011

products still on-hand at the end of the period. The Company believes that these policies comply with the guidance outlined in ASC 330-10-35-1 and 35-2, as well as ASC 330-10-S99-2.

Cash and cash equivalents, page 43

8. Explain the accounting, financial statement presentation and the authoritative support for checks released but not yet cleared included in accounts payable in the amounts of $62.7 million and $45.6 million as of June 30, 2010 and 2009.

Response: The checks that are released but not yet cleared that we reclassify into accounts payable are written primarily from two zero-balance “overdraft” accounts at two of our banks in which we do not maintain depository balances. On a daily basis, we fund the cleared checks from this zero-balance account from a depository account maintained at a different bank. We considered ASC 210-20-45-1 for the “right of setoff” criteria in determining the appropriate classification as cash or accounts payable. As we do not maintain depository relationships with the financial institutions where the zero-balance accounts are held, we do not meet the right of setoff condition (ASC 210-20-45-1a) that requires “each of the two parties owes the other determinable amounts.” Because our relationships with the financial institutions on which these checks are written do not give us the right to set off, we classify these outstanding checks as accounts payable.

Revenue Recognition, page 47

9. We note that in connection with your self branded warranty program, you purchase fulfillment contracts from a third party for most of your obligations. Based on your disclosures, it appears you report the revenue and related costs on a gross basis. Please confirm whether our understanding is correct. Additionally, please clarify which party is the primary obligor in such arrangements and provide us with an analysis pursuant to ASC 605-45-45 in support of your conclusion.

Response: We report revenue on a net fee basis for all warranty programs except for one warranty program in which we have identified ourselves to be the primary obligor as prescribed by ASC 605-45-45. We have noted the following characteristics of this one warranty program in identifying ourselves as the primary obligor: (1) we carry general inventory risk before the customer order is placed, as we purchase the warranties from the vendor and resell, (2) the end user enters into an agreement with the Company and not our vendor, (3) we have latitude in setting the price point to the customer for the warranty, (4) we are responsible for fulfilling any technical support calls, and (5) we enter directly into the fulfillment contracts with the third parties that cover the cost of repairing or replacing defective product. As such, we have determined that we are the primary obligor for this single program, and we report sales and cost of goods sold on a gross basis and amortize over the contract period.

Note (12) Income Taxes, page 62

10. We note your disclosure on page 64 regarding undistributed earnings of foreign subsidiaries. Please tell us the amount of undistributed earnings of foreign subsidiaries that are considered to be retained indefinitely for reinvestment as of June 30, 2010 and how you considered providing this quantitative disclosure in your filing. Refer to ASC 740-30-50-2b.

April 14, 2011

Response: Undistributed earnings of foreign subsidiaries as of June 30, 2010 were $33.4 million and have been indefinitely retained for reinvestment. The Company considered disclosing its unrecognized deferred tax liability related to these earnings, but did not think it was practical at the time. After further review, we will include an estimate of the deferred tax liability in future filings.

Part III

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement filed October 19, 2010)

Compensation Discussion and Analysis

Elements of Compensation

Base Salary, page 14

11. Please tell us the factors your compensation committee considered in deciding to increase Mr. Baur’s salary by $50,000 beginning July 1, 2010. See Item 402(b)(2)(ix) of Regulation S-K. In this regard, we note your statement that the increase was due to Mr. Baur’s job performance during the prior year. Where an executive officer’s individual performance is taken into account in determining an element of executive compensation, you should describe how that element of compensation is structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to your company’s performance. You should also describe the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Response: As CEO of the Company, Mr. Baur is responsible in large part for the performance of the Company (financial and otherwise). Mr. Baur’s employment agreement provides that “The Compensation Committee of the Board will review the Executive’s Base Salary annually and in their sole discretion may increase (but not decrease) Executive’s Base Salary from year to year. The target amounts of such increase, if any, will be between 5% and 10% of Executive’s then-current Base Salary. This annual review of Executive’s Base Salary will consider, among other things, Executive’s performance and the Company’s performance.”

The Compensation Committee subjectively determined that Mr. Baur’s job performance as CEO during the fiscal year ending June 30, 2010, warranted an increase in his base salary by approximately 6.7%, or $50,000. Over 70% of Mr. Baur’s total cash compensation for the fiscal year ending June 30, 2010, was determined based on objective criteria such as the Company’s ROIC and operating income.

April 14, 2011

Cash Incentives, page 15

12. You report that the 2010 target annual cash incentive award for Mr. Cley was based on Mr. Cley’ s attainment of certain individual performance and management goals in addition to one or more company financial performance goals. Please describe how Mr. Cley’s cash incentive award was structured and implemented to reflect his individual performance and/or individual contribution to the company performance goals. See Item 402(b)(2)(vii) of Regulation S-K. You should also specifically identify which of the company performance goals that were considered in determining Mr. Cley’s cash incentive award. See Item 402(b)(2)(v) of Regulation S-K. To the extent a formula was used to determine the award, you should describe such formula. See Item 402(b)(1)(v) of Regulation S-K.

Response: Additional detail regarding the cash incentive award for Mr. Cleys is contained on page 17 of the Proxy Statement filed on October 19, 2010. This disclosure provides “such goals were determined quarterly by the Chief Executive Officer and consisted of one or more of the following with respect to each quarter: (i) achieving a specific ROIC target, and (ii) successfully completing or implementing specific management projects, such as implementation of income tax strategy, account receivable programs and personal development programs.”

As indicated above, Mr. Cleys’ cash incentive opportunity was contingent on the completion of specific management projects evaluated quarterly by the CEO. For two quarters, Mr. Cleys was entitled to a cash incentive award of approximately $12,500 based on actual ROIC results compared to forecasted ROIC targets for the applicable quarters, which equated to approximately one third of Mr. Cleys’ cash incentive opportunity in each of those quarters. The Company did not use any other allocation method or formula to determine Mr. Cleys’ cash incentive award. In future filings the Company will provide additional specific information regarding the structure, implementation and particular goals with respect to Mr. Cleys’ cash incentive opportunity.

Long-term Equity Incentives, page 17

13. You state that the number of shares subject to stock-based awards granted by the Compensation Committee on December 4, 2009 was based primarily on the market value of the annual stock option grant in fiscal 2008 and the related analysis of peer company equity grant practices provided to the Compensation Committee by Watson Wyatt, one of the compensation consultants you retained in fiscal 2010. Please describe for us more specifically how your analysis of the peer company equity grant practices determined the number of shares awarded to your executive officers. See Item 402(b)(1)(v) of Regulation S-K. In addition, please explain to us why you have not identified the peer companies that were analyzed by your compensation consultants.

Response: While the Compensation Committee determined the number of shares subject to stock-based awards based on the relative dollar value of the annual stock-based awards to the named executive officers for the prior year and the analysis of peer company equity grant practices provided by a compensation consultant, the Compensation Committee used the peer company analysis only for the general purpose of understanding the current compensation

April 14, 2011

practices of comparable companies in its markets. The relative dollar value of the award as compared to the dollar value of the award for the prior year was the determinative factor in the Compensation Committee’s decision.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 1. Financial Statements

Note (2) Summary of Significant Accounting Policies

Recent Accounting Pronouncements

Multiple-element Revenue Arrangements, page 8

14. We note you adopted the amendments within ASC 605-25 regarding the accounting for multiple-deliverable arrangements beginning on July 1, 2010 which you disclose did not have an impact on your consolidated financial statements. We also note the wide array of services you provide as a value-added distributor such as such as custom configuration, professional services, technical support, partner marketing, web storefronts, custom packaging, and other specialized services. Your revenue recognition policy disclosures do not appear to address required disclosures related both to those services, and when they are included in multiple-element arrangements. Please tell us how you believe you have addressed the disclosures required by FASB ASC 605-25-50-2 for your multiple- element arrangements and SAB Topic 13.B. “Disclosures, Question 1.” To the extent you have not complied with those disclosure requirements, provide us your proposed disclosures.

Response: In preparation of previous filings, we have considered the disclosure requirements of ASC 605 regarding multiple element arrangements. For the year ended June 30, 2010, and subsequent quarters ended September 30, 2010, and December 30, 2010, respectively, revenues generated from these services have not exceeded more than 1.5% of consolidated net sales. After consideration, we felt the additional disclosures were not required due to the immaterial nature of these services.

April 14, 2011

Closing

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at (864) 286-4682. Thank you for your time and attention.

Sincerely,

/s/ John J. Ellsworth

John J. Ellsworth

Vice President, General Counsel & Corporate Secretary

ScanSource, Inc.

cc:	Jennifer Fugario

Ryan Houseal

Barbara C. Jacobs

Michael L. Baur

Richard P. Cleys